SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                 Gilbert Associates, Inc.
              __________________________________________________________
                                   (Name of Issuer)

                                      Common
             __________________________________________________________
                            (Title of Class of Securities)

                                       375307105
                                       _________
                                    (CUSIP Number)




     Check the following box if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                  Page 1 of 7 Pages













           CUSIP No. 375307105           13G              Page 2 of 7 Pages


           1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Quest Advisory Corp.    13-2579297

           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  X

                                                                 (b)

           3     SEC USE ONLY



           4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


                          5    SOLE VOTING POWER
           NUMBER OF            412,236
             SHARES
          BENEFICIALLY    6    SHARED VOTING POWER
            OWNED BY
              EACH
           REPORTING
            PERSON        7    SOLE DISPOSITIVE POWER
             WITH                412,236


                          8    SHARED DISPOSITIVE POWER


            9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                  412,236

           10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES



           11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   6.7
           12    TYPE OF REPORTING PERSON*

                 IA



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!











           CUSIP No. 375307105           13G              Page 3 of 7 Pages



           1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Charles M. Royce                      ###-##-####

           2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  X

                                                                 (b)


           3     SEC USE ONLY


           4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.


                          5    SOLE VOTING POWER
            NUMBER OF
             SHARES            See Item 2(a) of attached schedule
          BENEFICIALLY
            OWNED BY      6    SHARED VOTING POWER
              EACH
           REPORTING
            PERSON        7    SOLE DISPOSITIVE POWER
             WITH
                               See Item 2(a) of attached schedule

                          8    SHARED DISPOSITIVE POWER



            9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON

                 See Item 2(a) of attached schedule
           10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                 EXCLUDES CERTAIN SHARES



           11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  See Item 2(a) of attached schedule


           12    TYPE OF REPORTING PERSON*

                 IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!










           CUSIP No. 375307105           13G              Page 4 of 7 Pages

          Item 1(a) Name of Issuer:

                    Gilbert Associates, Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    Rt. 10 & Pheasant Road, Reading, PA 19607

          Item 2(a) Name of Persons Filing:

                    Quest Advisory Corp. ("Quest") and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Quest and as such may be deemed to beneficially own the shares of Common Stock of Gilbert Associates, Inc. beneficially owned by Quest. Mr. Royce does not own any shares outside of Quest and disclaims beneficial ownership of the shares held by Quest.


          Item 2(b) Address of Principal Business Office of each is:

                    1414 Avenue  of the Americas, New York, NY  10019


          Item 2(c) Citizenship:

                    Quest is a New York Corporation and Mr. Royce is a citizen of the U.S.A.

          Item 2(d) Title of Class of Securities:

                    Common Stock

          Item 2(e) CUSIP Number:

                    375307105


          Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


                    (a) Broker or Dealer registered under Section 15 of the Act
                    (b)       Bank as defined in Section 3(a)(6) of the Act

                    (c)       Insurance  Company  as   defined  in  Section
                              3(a)(19) of the Act
                    (d) Investment Company registered under Section 8 of the Investment Company Act

                    (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                    (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                    (g)       Parent Holding Company

                    (h)   X   Group








           CUSIP No. 375307105           13G             Page 5 of 7 Pages




          Item 4    Ownership

                    (a)  Amount Beneficially Owned
                         Quest:     412,236


                    (b)  Percent of Class:
                         Quest:       6.7


                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote
                                                       Quest        412,236

                        (ii)  shared power to vote or to direct the vote
                                                       Quest
                                                                 __________

                       (iii)  sole  power  to  dispose  or  to  direct  the
                              disposition of           Quest        412,236

                        (iv)  shared  power  to dispose  or  to direct  the
                              disposition of           Quest
                                                                 __________


               See  item  2(a)  above   for  information  relating  to  the
          beneficial ownership of Mr. Royce.

          Item 5    Ownership of Five Percent or Less of a Class. (       )

          Item 6    Ownership  of  More  than  Five Percent  on  Behalf  of
                    Another Person.

                              NOT APPLICABLE

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                              NOT APPLICABLE

          Item 8    Identification  and Classification  of  Members of  the
                    Group.

                    This filing is on behalf of Quest and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Quest is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.














           CUSIP No. 375307105           13G             Page 6 of 7 Pages



          Item 9    Notice of Dissolution of Group.

                              NOT APPLICABLE

          Item 10   Certification.

               By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


               Exhibits 1.    Agreement to file Schedule 13G jointly.
                ________


                                      Signature
                                      _________

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

          Date:     February 15, 1994


          Quest Advisory Corp.




          By: W. Whitney George                 Edward M. Lopez, atty-in-fact
             ________________________          _________________________
             Signature                          Charles M. Royce






























           CUSIP No. 375307105           13G             Page 7 of 7 Pages




                                      Exhibit 1

                                      AGREEMENT
                                      _________



                    AGREEMENT dated as of the 15th day of February, 1994 between Quest Advisory Corp. ("Quest"), a New York corporation and Charles M. Royce.

                    WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

                    NOW,  THEREFORE,   the  undersigned  hereby   agree  as
          follows:

                    1.      The  Schedule  13G  with   respect  to  Gilbert
          Associates, Inc. to which this is attached as Exhibit 1 is filed on behalf of Quest and Mr. Royce.

                    2. Each of Quest and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


                    IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.


                                        QUEST ADVISORY CORP.


                                        By:  W. Whitney George
                                            ________________________



                                             Edward M. Lopez, atty-in-fact
                                            ________________________
                                             Charles  M. Royce